Exhibit A

Mr. Brown also directly owns employee stock options to purchase shares of Class A Common Stock as follows:

Option to purchase 50,000 shares with (i) exercise price of $210.00 per share, (ii) vesting in five equal annual installments beginning on 02/14/2001 and (iii) expiration on 08/21/2010.

Option to purchase 40,000 shares with (i) exercise price of $20.69 per share,
(ii) vesting in four equal annual installments beginning on 02/08/2005 and
(iii) expiration on 02/08/2013.